UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

 ___________________________________________________________________________________________

(Translation of Registrant’s Name Into English)

México

  ___________________________________________________________________________________________

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

  ___________________________________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V. (OMA), ON JANUARY 31, 2007.

I. DISCUSSION AND APPROVAL, IF ANY, OF A PROPOSAL TO AUTHORIZE THE SHAREHOLDER AEROINVEST, S.A. DE C.V. TO ENTER INTO A FINANCING FACILITY IN ACCORDANCE WITH NUMERAL (II) OF ARTICLE THIRTY-FIVE OF THE BYLAWS OF THE COMPANY AND RESOLUTIONS WITH REGARDS TO THE FOREGOING.

By a vote of 364,362,931 votes in favor, the following resolution was approved with respect to the first agenda item:

FIRST. It is hereby resolved that Aeroinvest, S.A. de C.V., may carry out any actions and execute any documents required or useful in order to refinance the WestLB AG. loan, in accordance with its proposal.

II. DISCUSSION AND APPROVAL, IF ANY, OF A PROPOSAL TO PAY DIVIDENDS PREVIOUSLY APPROVED BY THE GENERAL SHAREHOLDERS’ MEETING ON A QUARTERLY BASIS, AND RESOLUTIONS REGARDING THE FOREGOING.

By a vote of 364,690,739 votes in favor, the following resolutions were approved with respect to the second agenda item:

FIRST. It is hereby resolved that the payment of any dividend approved by the General Shareholders’ Meeting shall be made in four installments, to be paid on July 15, October 15, January 15, and April 15 of each year.

SECOND. It is hereby resolved that the quarterly payment of dividends shall be included as part of the Company’s Dividend Payment Policy.

III. DESIGNATION OF AUTHORIZED PERSONS TO CARRY OUT THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS. RESOLUTIONS REGARDING SUCH ITEM, AND RESOLUTIONS REGARDING THE FOREGOING.

By a vote of 364,659,419, the following resolutions were approved with respect to the third agenda item:

FIRST. Enrique Rubio Arenas, Pedro Martínez Becerril and Luis Carlos Romandía García, acting together or individually, are hereby designated as delegates of the present Shareholders’ Meeting to appear before a notary public of their choice and to seek the formalization of the foregoing shareholders resolutions, as well as to send copies of these resolutions, in plain or certified form, as they see fit in their own judgment, to any parties who may request them.

SECOND. Alonso Quintana Kawage and Víctor Humberto Bravo Martín, acting together or individually, are hereby designated as special delegates of the present Shareholders’ Meeting, to draft and sign such notices, publications, requests, and writings required in accordance with applicable laws and to carry out any necessary acts related to the matters approved by the present Shareholders’ Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: February 1, 2007